1) The compensation for the CEO position is too high, relative to the size of the company, and what comparable public companies pay. For example:

Yahoo Finance (small tools & accessories)         (CEO annual base/total)
P&F Ind., NY, $70M sales, 214 employees            $975K/$1,401K per proxy
Starrett, MA, $176M sales, 1775 employees          $314K/$424K per proxy
Eastern Co., CT, $117M sales, 696 employees        $561K/$694K per proxy

Other Long Island companies of similar size (per city-data.com)
Fonar, Melville, $36M sales                        $95K/95K per proxy
Falconstor Software, Melville, $87M sales          $310K/$310K per proxy
Hauppauge Digital, Hauppauge, $59M sales           $183K/$189K per proxy
Audiovox, Hauppauge, $603M sales                   $925K/$985K per proxy

(Note that Audivox's revenues are nearly 9x P&F's, yet it still pays the CEO position less than P&F does.)


2) The compensation for the CEO position is too high, as a share of the company's total income.

From 2001 through 2006 (which represents an entire economic cycle for PFIN), I see a company that earned $22 million in aggregate net income (excluding the 2002 charge for change in accounting principle), where the CEO position was paid an aggregate of $9 million, over the same time period!

It's not like the company achieved some ungodly high ROE that would justify this kind of pay. (My calculation for the same 6 year period is an average annualized ROE of 8.7%, using average equity of $42M for the period, which was calculated by adding beginning of 2001 equity to end of 2006 equity, and dividing by 2.)

I believe, with all due respect, it would be VERY VERY difficult to find a company that paid the CEO position higher than PFIN, relative to its size, or as a share of income, if I tried. (Unless it is, like PFIN, effectively "controlled.")

This, combined with item #1 above, seriously brings into question the legitimacy of the Nadel compensation study.